CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICALLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #5 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of January 27, 2022 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE AMENDED AND RESTATED CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021, an Amending Agreement No. 2 dated June 30, 2021, an Amending Agreement No. 3 dated September 28, 2021 and an Amending Agreement No. 4 dated September 30, 2021 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS [Redacted]; WHEREAS [Redacted]; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement in order to, inter alia, (i) [Redacted] (ii) change the Applicable Margin, (iii) increase the maximum amount under the Credit Facility, (iv) [Redacted], and (v) replace all LIBOR provisions with provisions relating to Term SOFR, the whole in the manner provided for herein; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement as amended pursuant to Article 2 of this Agreement. 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT 2.1 The following Section 1.1.2A is hereby added after Section 1.1.2 of the Amended and Restated Credit Agreement: “1.1.2A “Adjusted Term SOFR” – means, for any Interest Period, the per annum rate equal to the sum of (i) Term SOFR plus (ii) the Applicable Margin plus (iii) 0.11448% (11.448 basis points) for one-month, 0.26161% (26.161 basis points) for three-month, and 0.42826% (42.826 basis points) for six- months.” 2.2 In Section 1.1.11 (Applicable Margin) of the Amended and Restated Credit Agreement, the table is hereby deleted and replaced with the following: [Redacted] 2.3 In Section 1.1.11.2 of the Amended and Restated Credit Agreement, the reference to “Level V” is hereby deleted and replaced with “Level III”. 2.4 The following Section 1.1.17A is hereby added after Section 1.1.17 of the Amended and Restated Credit Agreement:

- 3 - “1.1.17A “Available Tenor” – means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 16.14.2(d).” 2.5 Section 1.1.21 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.21 “Banking Day” – means a day, other than a Saturday or a Sunday, on which banking institutions in Montreal and Toronto, Canada, are generally open for business and, in the case of any US Base Rate Advance or SOFR Loan, such day must also be a day on which banks are open for business in New York, New York and, in the case of any LIBOR Loan, on which commercial banks in London, England are not required by Applicable Law to remain closed.” 2.6 Section 1.1.23 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.23 “Bank Product Debt” – means Debt and other obligations of the Obligors relating to Bank Products (excluding, for greater certainty, any Hedging Agreement), which Debt and other obligations shall not exceed an aggregate amount of C$5,000,000 or the Equivalent Amount in another currency (including USDollars) at any time.” 2.7 The following Sections are hereby added after Section 1.1.23 of the Amended and Restated Credit Agreement: “1.1.23A “Benchmark” – means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 16.14.2. 1.1.23B “Benchmark Replacement” – means, either of the following to the extent selected by Agent in its unilateral discretion, (a) Daily Simple SOFR; or

- 4 - (b) the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. 1.1.23C “Benchmark Replacement Adjustment” – means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities. 1.1.23D “Benchmark Replacement Date” – means the earliest to occur of the following events with respect to the then-current Benchmark: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be

- 5 - no longer representative or not to comply with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided, that such non-representativeness or non-compliance will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof). 1.1.23E “Benchmark Transition Event” – means the occurrence of one or more of the following events with respect to the then-current Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the

- 6 - administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative or do not, or as a specified future date will not, comply with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). 1.1.23F “Benchmark Unavailability Period” – means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 16.14.2 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 16.14.2.” 2.8 Section 1.1.38 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.38 “CDOR Rate” – means, on any day, the annual rate of interest which is the rate determined by the Agent as being the arithmetic average (rounded upwards, if necessary, to the nearest 0.01%) of the rates applicable to CDollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower and to be presented for Acceptance by the Lenders and displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Services as at approximately 10:15 a.m. (Montreal time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:15 a.m. (Montreal time) to reflect any error in a posted rate of interest); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the discount rate quoted by the Agent (determined as of 10:15 a.m. (Montreal time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower and to be presented for Acceptance by the Lenders on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day, provided that the CDOR Rate shall never be less than 1.00% 0%.”

- 7 - 2.9 The following Section 1.1.45A is hereby added after Section 1.1.45 of the Amended and Restated Credit Agreement: “1.1.45A “Conforming Changes” – means with respect to either the use of administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “Banking Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day”, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).” 2.10 Section 1.1.52 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.52 “Credit Facility” – means the committed revolving credit facility in the maximum amount of seventy one hundred and twenty-five million CDollars (C$70125,000,000) or the Equivalent Amount in USDollars, which the Lenders will make available to the Borrower pursuant to, and in accordance with the terms of, ARTICLE 3 and the other provisions of this Agreement.” 2.11 The following Section 1.1.53A is hereby added after Section 1.1.53 of the Amended and Restated Credit Agreement: “1.1.53A “Daily Simple SOFR” – means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.” 2.12 The following Section 1.1.55.11 is hereby added after Section 1.1.55.10 of the Amended and Restated Credit Agreement:

- 8 - “1.1.55.11 Permitted Acquisition Debt Obligations.” 2.13 The following Section 1.1.62A is hereby added after Section 1.1.62 of the Amended and Restated Credit Agreement: “1.1.62A [Redacted]” 2.14 Section 1.1.74 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.74 “Fixed Charge Coverage Ratio” – means, for any period, with reference to the Borrower on a consolidated basis, the ratio of (a) Adjusted EBITDA less (i) cash income taxes paid, (ii) Distributions, (iii) Unfunded Capital Expenditures divided by (b) aggregate Interest Expense of the Borrower during such period plus regular scheduled principal repayments on Total Debt during such period including, for greater clarity, debt-like instruments such as balance of sale, earn-outs (when due and payable only) and vendor take-backs plus any principal repayment on Subordinated Debt . The total of the amount of paragraph (b) is reduced by any income related to [Redacted].” 2.15 The following Section 1.1.74A is hereby added after Section 1.1.74 of the Amended and Restated Credit Agreement: “1.1.74A “Floor” – means the rate per annum of interest equal to 0%.” 2.16 Section 1.1.83 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.83 “Interest Payment Date” – means (a) in respect of any Prime Rate Advance or US Base Rate Advance, as applicable, the last Banking Day of each and every month, and the Maturity Date, and (b) in respect of any LIBOR Advance, the last day of each Interest Period and the Maturity Date in respect of any SOFR Advance, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at three month intervals after the first day of such Interest Period, and the Maturity Date; provided that, as to any such Advance, (i) if any such date would be a day other than a Banking Day, such date shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such date shall be the next preceding Banking Day and (ii) the Interest Payment Date with respect to any Borrowing that occurs on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in any applicable calendar month) shall be the last Banking Day of any such succeeding applicable calendar month.”

- 9 - 2.17 Section 1.1.84 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.84 “Interest Period” – for each LIBOR SOFR Loan Portion means (a) the first period of approximately one month, two months or three months or six months selected by the Borrower and notified to the Agent in accordance with Section 7.6, which period shall commence on the Drawdown Date or Conversion Date, as the case may be, of such LIBOR SOFR Loan Portion and end on the numerically corresponding day in the calendar month that is one, three or six months thereafter, as specified in such notice to the Agent, and (b) each of the successive periods of approximately one month, two months or three months or six months in respect of such LIBOR SOFR Loan Portion selected by the Borrower and notified to the Agent in accordance with Section 7.6, each of which shall commence on the last day of the immediately preceding Interest Period in respect of such LIBOR SOFR Loan Portion and end on the numerically corresponding day in the calendar month that is one, three or six months thereafter, as specified in such notice to the Agent. No tenor that has been removed from this definition pursuant to Section 16.14.2 below shall be available for specification in Notice of Borrowing or Notice of Conversion in accordance with Section 7.6.” 2.18 Section 1.1.88 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.88 “IQ Security” – means a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ dated as of February 23, 2017 for an amount of $5,400,000 $16,666,667 and registered at the Québec register of personal and movable real rights on November 29, 2021 under number 17-0196984-0001 21-1294444-0001, and each subsequent deed of movable hypothec or other security document granted by any Obligor in favour of IQ strictly to finance an IQ Loan Facility and not the IQ Subordinated Debt.” 2.19 Section 1.1.88A of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.88A “IQ Subordinated Debt” means, collectively, (i) a subordinated loan in the amount of $10,000,000 granted by IQ to the Borrower under or pursuant to a “convention de prêt” dated September 28, 2021 , as amended, replaced, restated, supplemented or otherwise modified from time to time, and (ii) a subordinated loan in the amount of $10,000,000 granted by IQ to the Borrower under or pursuant to a “convention de prêt” (substantially on the same terms and conditions as the “convention de prêt” described in (i) above) to be entered into between IQ and the Borrower, as amended, replaced, restated, supplemented or otherwise modified from time to

- 10 - time, each in form and substance reasonably satisfactory to the Lenders and the Agent.” 2.20 Section 1.1.94 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.94 “Lenders” – means, collectively, all of the banks and other financial institutions named as lenders on the signature pages of this Agreement and other lenders party from time to time hereto and their respective successors and Eligible Assignees who shall have executed an Assignment and Assumption as contemplated by Section 9.2 (F) of the Provisions, and “Lender” means any one of them. For greater certainty, and without limiting the generality of the foregoing, (i) the term “Lender” includes BNS in its capacity as a Swingline Lender and Issuing Bank, and (ii) where any Lender makes Advances available to the Borrowers through a US branch or an Affiliate (including BMO Harris Bank N.A.) of such Lender, then such Lender, along with any US branch or Affiliate, as the case may be, shall collectively be considered as one and the same Lender for all purposes of this Agreement and the other Loan Documents.” 2.21 Section 1.1.100 (LIBOR), Section 1.1.101 (LIBOR Advance), Section 1.1.102 (LIBOR Loan) and Section 1.1.103 (LIBOR Loan Portion) of the Amended and Restated Credit Agreement are hereby deleted in their entirety. 2.22 Section 1.1.116 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.116 “Net Income” – means, with reference to any period, the net income (or net loss) of the Borrower for such period as computed on a consolidated basis in accordance with IFRS, but excluding any income related to [Redacted].” 2.23 Section 1.1.117 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-strickthrough): “1.1.116 “Non-Guarantor Subsidiaries” – means collectively (i) Alithya Consulting USA Inc., Alithya Consulting France SAS, 9332-7625 Québec Inc., SWI Systems, LLC, Matricis Informatique Inc., Alithya Travercent LLC, Alithya IT Services Inc., Alithya Solutions Canada Inc., Pro2P Services Conseils Inc., Alithya Numérique Maroc SARLAU and (ii) any future Subsidiary of the Borrower specifically designated by the Borrower as a Non-Guarantor Subsidiary provided that the Borrower remains at all times in compliance with the covenant set forth in Section 12.1.12.” 2.24 Section 1.1.118 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough):

- 11 - “1.1.118 “Notice of Borrowing” – means a notice addressed to the Agent in substantially the form of Schedule 1.1.118 specifying, in respect of a proposed Borrowing by way of Acceptances or a LIBOR SOFR Advance, the Drawdown Date, the amount, the proposed currency, and, in respect of a proposed Borrowing to which LIBOR Adjusted Term SOFR will be applicable, the initial Interest Period, and, in respect of a proposed Borrowing by way of Acceptances, the Banking Day upon which the Bankers’ Acceptances will mature.” 2.25 Section 1.1.129 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.129 “Permitted Acquisition” – [Redacted]” 2.26 The following Section 1.1.129A is hereby added after Section 1.1.129 of the Amended and Restated Credit Agreement: “1.1.129A “Permitted Acquisition Debt Obligations” – unsecured Debt of any Obligor, by way of balances of sale or earn-out obligations, incurred or assumed pursuant to a Permitted Acquisition, but, with respect to earn-out obligations , only to the extent such amounts are due and payable.” 2.27 Section 1.1.144B ([Redacted]) is hereby deleted and replaced with the following: “1.1.144B [Redacted]” 2.28 The following Section 1.1.146A is hereby added after Section 1.1.146 of the Amended and Restated Credit Agreement: “1.1.146A “Relevant Governmental Body” – means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.” 2.29 Section 1.1.156 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.156 “Senior Debt” – means, at any time, with respect to the Borrower on a consolidated basis, its Total Debt less any Subordinated Debt, less amounts owing and outstanding under any IQ Loan Facility in respect of Permitted Acquisition Debt Obligations and less any cash and cash equivalents not exceeding the sum of C$5,000,000 and held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent.”

- 12 - 2.30 The following Sections are hereby added after Section 1.1.157 of the Amended and Restated Credit Agreement: “1.1.157A “SOFR” – means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). 1.1.157B “SOFR Advance” – means an advance in USDollars to which Adjusted Term SOFR is applicable pursuant to Section 3.2. 1.1.157C “SOFR Loan” – means, at any time during the term of this Agreement, the Loans, or that portion of the Loans, which the Borrower has elected, in accordance with the requirements of this Agreement, to denominate in USDollars and upon which interest is payable at Adjusted Term SOFR. 1.1.157D “SOFR Loan Portion” – means the amount of the SOFR Loan, or any portion of the SOFR Loan, in respect of which the Borrower has selected an Interest Period commencing on the same date and having the same duration.” 2.31 The following Sections are hereby added after Section 1.1.168 of the Amended and Restated Credit Agreement: “1.1.168A “Term SOFR” – means, for the applicable Interest Period, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to, in the case of SOFR Advances, the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for such applicable Interest Period has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, provided, that if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor. 1.1.168B “Term SOFR Administrator” – means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion).

- 13 - 1.1.168C “Term SOFR Reference Rate” – means the per annum forward-looking term rate based on SOFR.” 2.32 Section 1.1.170 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “1.1.170 “Total Debt” – means, at any time, with respect to the Borrower on a consolidated basis, the sum of all its Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility, (ii) Subordinated Debt, and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations) but excluding amounts owing and outstanding under any IQ Loan Facility, any Debt related to [Redacted] up to an amount of C$3,500,000, and any cash and cash equivalents not exceeding the sum of C$5,000,000 and held in any Current Account or in any other deposit account maintained by the Borrower in respect of which the account bank has executed an account control agreement in favor of the Agent in form and substance acceptable to the Agent. Notwithstanding the foregoing, the C$3,500,000 limit in respect of any Debt related to [Redacted] does not apply for purposes of Section 1.1.74, such that any repayment of such Debt is to be included in the calculations of the Fixed Charge Coverage Ratio.” 2.33 The following Section 1.1.171A is hereby added after Section 1.1.171 of the Amended and Restated Credit Agreement: “1.1.171A “Unadjusted Benchmark Replacement” – means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.” 2.34 The following Section 1.1.178A is hereby added after Section 1.1.178 of the Amended and Restated Credit Agreement: “1.1.178A “U.S. Government Securities Business Day” – means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.” 2.35 Section 7.1 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “7.1 Interest The Borrowings shall bear interest from the date of each Advance, calculated on a daily basis and payable in arrears, on a Prime Rate Loan at the Prime Rate, on a US Base Rate Loan at the US Base Rate and on each LIBOR SOFR Loan at the applicable LIBOR Adjusted Term SOFR for such LIBOR SOFR Loan for the then current Interest Period, and all overdue amounts shall bear interest in accordance with Section 7.7. All outstanding

- 14 - amounts shall bear interest both before and after default and before and after judgment at the rates determined as aforesaid.” 2.36 Section 7.3 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “7.3 Payment of Interest on LIBOR SOFR Loans On each Interest Payment Date in respect of each LIBOR SOFR Loan, the Borrower shall pay to the Agent interest at LIBOR Adjusted Term SOFR for the applicable Interest Period. Upon determination of the applicable rate of interest on any LIBOR SOFR Loan, the Agent shall notify the Borrower of this rate. The Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by three hundred and sixty (360). The applicable rate of interest for each LIBOR SOFR Loan will change simultaneously with any change in LIBOR Term SOFR or the Adjusted Term SOFR or the Applicable Margin.” 2.37 Section 7.8.1 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “7.8.1 Each determination by the Agent from time to time of the Prime Rate, the US Base Rate, LIBOR Term SOFR, Adjusted Term SOFR, any Discount Rate and any Applicable Margin shall, in the absence of manifest error, be final, conclusive and binding upon the Borrower and the Lenders. In connection with the use or administration of Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.” 2.38 The following Section is hereby added after Section 7.8.2.3 of the Amended and Restated Credit Agreement: “7.8.3 The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Benchmark, any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Benchmark or any other Benchmark prior to its

- 15 - discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain the Benchmark or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.” 2.39 The following paragraph is hereby added at the end of Section 12.1.11 (Bank Accounts) of the Amended and Restated Credit Agreement: [Redacted] 2.40 Section 12.2.3 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “12.2.3 If the Borrower proceeds with a Permitted Acquisition for an amount exceeding [Redacted], the ratios set forth in Sections 12.2.2.1 and 12.2.2.2 will be increased by 0.50 for a period of twelve months following such Permitted Acquisition, with the result that the Borrower shall be required to maintain, as of the end date of the quarter during which such Permitted Acquisition is being made and each of the three following quarter-ends thereafter, a ratio of Senior Debt to Adjusted EBITDA not exceeding 4.50:1.00 and a ratio Total Debt to Adjusted EBITDA not exceeding 5.50:1.00.” 2.41 Section 13.1.2.1 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “13.1.2.1 a first ranking Lien on all present and future Assets of the Obligors including (i) a first ranking Lien on the universality of all movable and personal property of each Obligor, subject only to Permitted Liens, and (ii) a first ranking movable hypothec and pledge of all of the shares held by any Obligor in the Capital Stock of its Subsidiaries (other than the Capital Stock in any Non-Guarantor Subsidiary subject only to Permitted Liens. In the case of the Assets located in the province of Québec, the amount of the Lien shall be C$120,000,000 C$200,000,000;” 2.42 Section 13.1.2.2 is hereby deleted in its entirety.

- 16 - 2.43 Section 13.1.4.1 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “13.1.4.1 no such account control agreements will be required to be obtained in respect of accounts held with [Redacted] which are identified in Schedule 2.1.26, provided that the aggregate amount held in the such bank accounts of [Redacted] does not exceed an amount of C$2,000,000 C$1,500,000 at any time;” 2.44 Section 13.1.4.2 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “13.1.4.2 no such account control agreements will be required to be obtained in respect of accounts held with Canadian financial institutions or any of their Affiliates, other than accounts subject to Section 13.1.4.1, provided that the aggregate amount held in such bank accounts of does not exceed an amount of C$4,000,000 C$500,000 at any time;” 2.45 The following Section is hereby added after Section 13.1.4.3 of the Amended and Restated Credit Agreement: “13.1.4.3A [Redacted]” 2.46 Section 13.1.4.4 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following (changes underlined and bold or double-struckthrough): “13.1.4.4 [Redacted]” 2.47 Section 16.14 (Substitute Basis – Alternate Interest Rate) of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “16.14 Inability to Determine Rates and Effect of Benchmark Transition Event 16.14.1 Inability to Determine Rates. Subject to Section 16.14.2, if, on or prior to the first day of any Interest Period for any SOFR Advance: (a) the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Term SOFR” cannot be determined pursuant to the definition thereof, or (b) the Majority Lenders determine that for any reason in connection with any request for a SOFR Advance or a conversion thereto or a continuation thereof that Term SOFR for any requested Interest Period with respect to a proposed SOFR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, and the Majority Lenders have provided notice of such determination to the Agent,

- 17 - then the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders to make or continue SOFR Advances and/or SOFR Loans, as applicable, shall be suspended (to the extent of the affected SOFR Advances and/or SOFR Loans and, in the case of a SOFR Loan, the affected Interest Periods) until the Agent revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Advances and/or SOFR Loans, as applicable (to the extent of the affected SOFR Advances and/or SOFR Loans and, in the case of SOFR Loans, the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into US Base Rate Loans immediately or, in the case of SOFR Loans, at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay any additional amounts required pursuant to Section 10.11.3. 16.14.2 Effect of Benchmark Transition Event. Notwithstanding anything to the contrary herein or in any other Loan Document: (a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. (b) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in

- 18 - any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. (c) Notice; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 16.14.2. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 16.14.2, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 16.14.2. (d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the administration of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non- representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

- 19 - (e) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Advance of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then- current Benchmark is not an Available Tenor, the component of US Base Rate or Term SOFR Reference Rate, as applicable, based upon the then- current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of US Base Rate or Term SOFR Reference Rate, as applicable.” 2.48 Schedule 1.1.45 (Compliance Certificate) of the Amended and Restated Credit Agreement is hereby deleted in its entirety and replaced by the attached Schedule 1.1.45. 2.49 Schedule 1.1.144B ([Redacted]) of the Amended and Restated Credit Agreement is hereby deleted in its entirety. 2.50 Schedule 1.1.118 (Notice of Borrowing) of the Amended and Restated Credit Agreement is hereby deleted and replaced by the attached Schedule 1.1.118. 2.51 Schedule 1.1.119 (Notice of Conversion) of the Amended and Restated Credit Agreement is hereby deleted and replaced by the attached Schedule 1.1.119. 2.52 Schedule 1.1.169 (Total Commitment) of the Amended and Restated Credit Agreement is hereby deleted and replaced by the attached Schedule 1.1.169. 2.53 The attached Schedules 1.1.111, 2.1.6, 2.1.12, 2.1.14, 2.1.20, 2.1.21, 2.1.22, 2.1.25, 2.1.26 and 2.1.28 are hereby deleted and replaced with the schedules below 2.54 The definition of “Loan” in Schedule 16.12 (Model Credit Agreement Provisions) is hereby deleted and replaced with the following (changes underlined and bold or double- struckthrough): ““Loan” means any extension of credit by a Lender under this Agreement, including by way of bankers’ acceptance or LIBO Rate SOFR Loan, except for any Letter of Credit or participation in a Letter of Credit.” 2.55 All references to “LIBOR Advance” and “LIBOR Advances” in the Amended and Restated Credit Agreement that are not otherwise modified pursuant to Article 2 of this Agreement are hereby deleted and replaced with “SOFR Advance” and “SOFR Advances”, respectively. 2.56 All references to “LIBOR Loan” and “LIBOR Loans” in the Amended and Restated Credit Agreement that are not otherwise modified pursuant to Article 2 of this Agreement are hereby deleted and replaced with “SOFR Loan” and “SOFR Loans”, respectively.

- 20 - 2.57 All references to “LIBOR Loan Portion” in the Amended and Restated Credit Agreement that are not otherwise modified pursuant to Article 2 of this Agreement are hereby deleted and replaced with “SOFR Loan Portion”. 2.58 The Agent, on behalf of the Lenders, (i) acknowledges that Alithya Travercent LLC and Alithya IT Services Inc. shall no longer be Guarantors under the Credit Agreement since Alithya Travercent LLC was liquidated into Alithya Ranzal, LLC and Alithya IT Services Inc. was liquidated into Alithya Canada Inc. and (ii) releases and forever discharges in full (without any further action by any person) Alithya Travercent LLC and Alithya IT Services Inc. from any and all guarantees, charges, pledges, liens, hypothecs, security or security interest whatsoever, howsoever created or arising, whether absolute or contingent, perfected or not (collectively, including all registrations perfecting or purporting to perfect the same, the “Security”) held by or granted to the Agent and the Lenders, and effective immediately such Security ceases to be of any further force or effect. The Agent agrees to promptly execute and deliver, at the Borrower’s expense, registrable discharges and releases, of any Security now held by or in favour of the Agent and the Lenders against Alithya Travercent LLC and Alithya IT Services Inc. or any caveat, financing statement, financing change statement or notice in respect thereof held by or in favour of it as direct of indirect security for the obligations secured by the Security. 2.59 From the effective date of this Amendment, LIBOR Loans (as defined in the Amended and Restated Credit Agreement, prior to being amended by this Agreement) will no longer be available, provided that LIBOR Loans outstanding on such date will continue until the last day of their respective periods, and that the provisions of the Amended and Restated Credit Agreement (prior to being amended by this Agreement) applicable to such LIBOR Loans will continue to apply to such LIBOR Loans until the last day of their respective periods. ARTICLE 3 EFFECTIVENESS AND CONDITIONS PRECEDENT 3.1 Conditions Precedent to Effectiveness of this Agreement This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 3.1.1 The Agent and the Lenders shall have received: (i) a signed copy of this Agreement; (ii) a supplemental fee letter agreement between the Agent and the Borrower dated as of or prior to the date hereof in connection with this Agreement (the “Supplemental Fee Letter”); (iii) certified copies (by way of bring down certificates or otherwise) of the constating or organization documents and by-laws of each Obligor and of all documents and resolutions evidencing necessary corporate or limited liability company action of the Obligors approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and

- 21 - evidencing any other necessary corporate action with respect to this Agreement and the other Loan Documents to which it is a party and approving and authorizing the manner in which and by whom the foregoing documents are to be executed and delivered; (iv) a certificate of status, compliance, attestation, good standing or like certificate with respect to each Obligor issued by the appropriate government officials of the jurisdiction of its incorporation and each jurisdiction in which it carries on business, if applicable; (v) a signed copy of a deed of hypothec in the amount of C$200,000,000 granted in favour of the Attorney by each Obligor domiciled in the Province of Québec or with Assets in the Province of Québec (the “New Deed of Hypothec”); (vi) certificates of insurance for the Obligors party to the New Deed of Hypothec in accordance with the requirements of Section 12.5 of the Amended and Restated Credit Agreement; (vii) a favourable opinion from the Canadian counsel and from the US counsel to the Obligors, addressed to the Agent, the Lenders and Lenders’ Counsel in respect of the Obligors, this Agreement, the other Loan Documents to be entered into in connection with this Agreement and the transaction contemplated thereby; (viii) a signed copy of a cession of rank agreement by IQ in favour of the Agent pursuant to which the Liens in favour of the Agent arising under the New Deed of Hypothec will rank ahead of the IQ Security in respect of all Collateral other than tax credits and proceeds therefrom which are financed by an IQ Loan Facility; (ix) a consent signed by IQ to the amendments set out in this Agreement in accordance with the provisions of the IQ Subordination Agreement; and (x) all other information, certificate or document the Agent or the Lenders may require in respect of the Obligors and their respective Assets. 3.1.2 The New Deed of Hypothec shall have been duly registered, filed and recorded against all Assets described therein of the Obligors party thereto and in all other places and in all jurisdictions which the Lenders shall require and the Agent shall have received evidence satisfactory to the Lenders and Lenders’ Counsel of such registrations, recordings or filings and that the Liens thereunder constitute valid, effective and perfected first ranking Liens, subject only to Permitted Liens. 3.1.3 The Agent shall have received the results of Lien searches in the Province of Québec of all filings, registrations or recordings of or with respect to all Obligors domiciled in the Province of Québec or with Assets in the Province of Québec, and their respective predecessors, together with such other documents that the Lenders shall require evidencing, to the entire satisfaction of the Lenders and Lenders’ Counsel, that all such Assets are free and clear of all Liens, other than Permitted Liens.

- 22 - 3.1.4 The Agent shall have received such additional financial and other information, certificates and documentation as the Lenders may reasonably request in respect of any Obligor in order for the Lenders to comply with legal and internal requirements in respect of money laundering legislations, proceeds of crime legislation and “know your customer” requirements. 3.1.5 All amounts due and payable by the Borrower, including the fees described in the Supplemental Fee Letter and the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. 3.2 [Redacted] 3.3 [Redacted] ARTICLE 4 POST-CLOSING MATTERS 4.1 The Obligors hereby confirm that an amendment to the IQ Subordination Agreement, satisfactory to the Agent and the Lenders, will be entered into between IQ and Agent concurrently with the execution of the “convention de prêt” for the additional $10,000,000 referred to in Section 1.1.88A(ii) of the Amended and Restated Credit Agreement in order solely to: (i) confirm the increase of the Credit Facility, (ii) confirm the additional subordinated loan in the amount of $10,000,000 referred to in Section 1.1.88A(ii) of the Amended and Restated Credit Agreement, and (iii) amend the threshold set forth in Section 3.2.5 of the IQ Subordination Agreement to an amount to be agreed between the Agent and IQ; 4.2 Within thirty (30) days following the execution of this Agreement, the Obligors undertake to deliver to the Agent the following original share certificates with signed power of attorney for each of such share certificate: [Redacted] 4.3 [Redacted] ARTICLE 5 GENERAL PROVISIONS 5.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents.

- 23 - 5.2 Continuance of Guarantee and Security. The parties acknowledge that it is not their intent to novate and agree that nothing herein or in the Loan Documents shall be construed as novating any obligations or security under the Loan Documents. By executing this Agreement, or by intervening to this Agreement, each of the Obligors acknowledges having taken cognizance of the foregoing and recognizes and confirms that (a) any existing Security Document is not affected or reduced by this Agreement, it remains in full force and effect and continue to guarantee and/or, as the case may be, secure, the indebtedness, liabilities and obligations of the Obligors (including all predecessors of the Obligors party to the Existing Security Documents) under the Amended and Restated Credit Agreement, as amended and restated hereby and (b) the indebtedness, liabilities and obligations of the Obligors under this Agreement constitute indebtedness, liabilities and obligations guaranteed and/or, as the case may be, secured under the existing Security Documents. 5.3 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 5.4 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

- S1 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title:

- S1 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S4 - Signature Page Amending Agreement #5 to ARCA Alithya Group Inc. BANK OF MONTREAL By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Schedule 1.1.45 Compliance Certificate The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Dear Sirs: I, the undersigned being the duly appointed [chief financial officer/treasurer] of Alithya Group inc. (the “Borrower”), do hereby certify to the Agent and the Lenders, solely in such capacity and without personal liability, that: 1. This certificate is delivered pursuant to the amended and restated credit agreement dated as of June 18, 2020 among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent (as amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”). Unless otherwise defined herein, all capitalized terms appearing in this certificate (including its Schedule I, II and III) which are defined in the Credit Agreement shall have the meanings assigned to such terms in the Credit Agreement; 2. I am familiar with and have examined the provisions of the Credit Agreement (including, without limitation, the financial covenants and ratios set forth in Article 12.2 thereof and the representations, warranties and other covenants set forth in the Credit Agreement), and I have made all appropriate investigations of the records of the Obligors and have asked all questions to the other executives and officers of the Obligors as I have deemed necessary or useful to allow me to give this certificate knowledgeably; 3. Based on the foregoing, the calculations set forth below (on a consolidated basis) are true and correct and have been made in accordance with the Credit Agreement; 4. The Adjusted EBITDA calculations set forth in Schedule 1.1.2 are hereby attached; 5. The period to which the following calculations and details relate commenced on and ended on (the “Reference Period”): 5.1 Senior Debt to Adjusted EBITDA Ratio [to be included in certificates delivered in respect of each financial quarter of the Borrower ending after April 1, 2021] I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 12.2.2.1 of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule I hereto.

5.2 Total Debt to Adjusted EBITDA Ratio [to be included in certificates delivered in respect of each financial quarter of the Borrower ending after April 1, 2021] I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 12.2.2.2 of the Credit Agreement. At the end of the Reference Period, the said ratio was _____:1.00, the whole as more fully appears from Schedule II hereto. 5.3 Fixed Charge Coverage Ratio [to be included in certificates delivered in respect of each financial quarter of the Borrower ending after April 1, 2021] I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 12.2.2.3 of the Credit Agreement. At the end of the Reference Period, the said ratio was :1.00, the whole as more fully appears from Schedule III hereto. 5.4 Quarterly EBITDA [to be included in certificates delivered in respect of the financial quarters ending on June 30, 2020, September 30, 2020, December 31, 2020 and March 31, 2021] I hereby certify to the Lenders and the Agent that the Borrower is in compliance with Section 12.2.1.1 of the Credit Agreement. At the end of the Reference Period, the Adjusted TTM EBITDA was ________________. 6. During the current fiscal year, the Obligors conducted one or more Asset Disposition for a combined aggregate amount of C$_______________ which does not exceed the sum of C$2,500,000. 7. I hereby certify, to the best of my knowledge, after reasonable enquiry, that the Obligors comply with the covenants in Article 12 of the Credit Agreement as of the date hereof and that all representations and warranties of the Obligors set out in the Credit Agreement and in any other Loan Documents are true and correct as of the date hereof. 8. I hereby certify that I have no knowledge of any Default or Event of Default that has occurred and is continuing. 9. The financial statements of the Borrower for the Reference Period are delivered to the Agent together with this Certificate in accordance with the Credit Agreement. Such financial statements present fairly and in all material respects the financial condition of the Borrower as at the dates of such financial statements and the results of the operations of the Borrower for the periods covered by such financial statements, all in accordance with IFRS consistently applied (subject to normal year end adjustments and lack of footnote disclosure in the case of interim financial statements). 10. I hereby certify that the Adjusted EBITDA and the total Assets of the Non-Guarantor Subsidiaries hereby represent ____ percent (____%) of (i) the Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis. I hereby certify that the Adjusted EBITDA and the total Assets of the Obligors hereby represent ____ percent (____%) of (i) the Adjusted EBITDA of the Borrower, and (ii) ____ percent (____%) of the total Assets of the Borrower, each on a consolidated basis.

11. I hereby certify that the information and disclosures provided in all of the schedules to the Credit Agreement, as previously updated or corrected, are true and complete in all respects.

Dated this _________ day of __________________, 20____. ALITHYA GROUP INC. By:___________________________ Name: Title:

SCHEDULE I SENIOR DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt: C$ (1) 2. Subordinated Debt C$ (2) 3. Amounts owing in respect of Permitted Acquisition Debt Obligations C$ (3) 4. Cash in BNS Current Accounts or in accounts under Deposit Accounts Control Agreements (not exceeding C$5,000,000) C$ (4) 5. (1) - (2)- (3) – (4)= Senior Debt C$ (5) 6. Adjusted EBITDA : C$ (6) 7. Ratio of line (5) to (6): :1.00 (7) Line (7) ratio must not exceed 4.00:1.00 [or, if Section 12.2.3 relating to Permitted Acquisitions exceeding $20,000,000 applies, 4.50:1.00].

SCHEDULE II TOTAL DEBT TO ADJUSTED EBITDA RATIO 1. Total Debt (including, for greater certainty, (i) amounts owing and outstanding under any IQ Loan Facility (C$________), (ii) Subordinated Debt (C$________), and (iii) amounts owing in respect of Permitted Acquisition Debt Obligations (C$__________) : C$ (1) 2. Cash in BNS Current Accounts or in accounts under Deposit Account Control Agreements (not exceeding C$5,000,000) C$ (3) 3. (1)+ (2) C$ (3) 4. Adjusted EBITDA : C$ (4) 5. Ratio of line (3) to (4): :1.00 (5) Line (5) ratio must not exceed 5.00:1.00 [or, if Section 12.2.3 relating to Permitted Acquisitions exceeding $20,000,000 applies, 5.50:1.00].

SCHEDULE III FIXED CHARGE COVERAGE RATIO 1. Adjusted EBITDA for the past twelve (12) months: $ (1) 2. Cash income taxes paid during the past twelve (12) months: $ (2) 3. Distributions paid during the past twelve (12) months: $ (3) 4. Unfunded Capital Expenditures for the past twelve (12) months: $ (4) 5. Add lines (2), (3) and (4): $ (5) 6. Subtract line (5) from line (1): $ (6) 7. Principal repayments on Total Debt for past twelve (12) months: $ (7) 8. Interest Expense for past twelve (12) months: $ (8) 9. Add lines (7) and (8) $ (9) 10. Ratio of line (6) to (9): :1.00 (10) Line (10) ratio must not be less than 1.25:1.00.

Schedule 1.1.111 Material Contract Nil.

Schedule 1.1.118 Notice of Borrowing TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Gentlemen: We refer to the amended and restated credit agreement dated as of June 18, 2020 (the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby: 1. give you notice, irrevocably, that the Borrower hereby requests a Borrowing under the Credit Agreement, in the aggregate amount of C$___________________ plus US$__________________ to be made on _________________________, ____, consisting of: (a) C$_______________________ by way of Prime Rate Advance; (b) C$_______________________ by way of Acceptances and we hereby select the Bankers’ Acceptances or BA Equivalent Advances shall mature on , ; (c) US$______________________ by way of US Base Rate Advance; (d) US$_____________________ by way of SOFR Advance and we hereby select an initial Interest Period of ___________________ in respect of each SOFR Loan Portion. 2. confirm that the Lenders are to make the Borrowing available in accordance with Article 3 of the Credit Agreement. 3. confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct. The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement. Dated: ___________________________, ________.

Yours truly, ALITHYA GROUP INC. By: ______________________________ Name: Title:

Schedule 1.1.119 Notice of Conversion TO: The Bank of Nova Scotia, as Agent Global Wholesale Operations 720 King St. West, 2nd Floor Toronto, ON M5V 2T3 Attention: Senior Manager Email: GWSLoanOps.CdnAgency@scotiabank.com Gentlemen: We refer to the amended and restated credit agreement dated as of June 18, 2020 (the “Credit Agreement”) among Alithya Group inc., as Borrower, each of the guarantors identified therein, as Guarantors, the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, and hereby: 1. give you notice, irrevocably, that the Borrower hereby requests a Conversion Advance under the Credit Agreement to be made on _____________________, ______, the aggregate Conversion Advances to be as follows: Converted Advance: (state details of part of Loan to be converted) USDollars/CDollars_________________ Outstanding as: _________________ (insert Prime Rate Advances, US Base Rate Advances, SOFR Advances or Bankers’ Acceptances) Conversion Advance (a) Prime Rate Advances in CDollars (b) Bankers’ Acceptances and we hereby select the Bankers’ Acceptances or BA Equivalent Advances shall mature on _________________, ______; (c) US Base Rate Advance in USDollars; (d) SOFR Advance in USDollars and we hereby select an initial Interest Period of ____ months in respect of each SOFR Loan Portion. 2. confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement. 3. confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct. The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________. Yours truly, ALITHYA GROUP INC. By: ______________________________ Name: Title:

Schedule 1.1.169 Total Commitment Name Commitments and Participations 1. The Bank of Nova Scotia [Redacted] 2. Fédération des Caisses Desjardins du Québec [Redacted] 3. Bank of Montreal [Redacted] [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Schedule 2.1.6 Litigation Nil.

Schedule 2.1.12 Real and Immovable Property I. OWNED PROPERTIES [Redacted] II. LEASED PREMISES [Redacted]

Schedule 2.1.14 Intellectual Property [Redacted]

Schedule 2.1.20 Licenses Nil.

Schedule 2.1.21 Withheld Taxes None.

Schedule 2.1.22 Subsidiaries Jurisdiction and Shares A) Alithya Group inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: n/a (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: Share options, restricted share units, performance share units and deferred share units. (v) Location of places of business and corporeal and tangible Assets: [Redacted] B) Alithya USA, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] C) Alithya Canada Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets:

[Redacted] D) Alithya Financial Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] E) Alithya Ranzal LLC (i) Jurisdiction of organization: Delaware (ii) Shareholders/Members: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] F) Alithya Fullscope Solutions, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec

(v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted] G) Alithya Consulting Inc. (i) Jurisdiction of organization: Québec (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Québec (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] H) Alithya Digital Technology Corporation (i) Jurisdiction of organization: Canada (Ontario) (ii) Shareholders: [Redacted] (iii) Jurisdiction of registered office, chief executive office and location of minute books: Ontario (iv) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (v) Location of places of business and corporeal and tangible Assets: [Redacted] I) Alithya Zero2Ten, Inc. (i) Jurisdiction of organization: Delaware (ii) Shareholders:

[Redacted] (iii) Jurisdiction of registered office: Delaware (iv) Jurisdiction of chief executive office: Québec (v) Jurisdiction of location of minute books: New York (vi) Description of outstanding warrants, subscriptions, securities, instruments or other convertible or exchangeable rights: None. (vii) Location of places of business and corporeal and tangible Assets: [Redacted]

Schedule 2.1.25 Corporate Chart [Redacted]

Schedule 2.1.26 Banking [Redacted]

Schedule 2.1.28 Labour Matters None.